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February 6, 2007

Kurt Murao, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	NuWay Medical, Inc. Preliminary Proxy Statement on Schedule 14A Filed February 1, 2007 (SEC File No. 000-19709)

Dear Mr. Murao:

NuWay Medical Inc. (the “Registrant”) is responding to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated February 5, 2007 (the “Third Comment Letter”) and refers to the comments of the Staff of the Commission in its letters dated November 29, 2006 (the “First Comment Letter”) and January 26, 2007 (the “Second Comment Letter”). The Registrant’s responses are keyed to the numbered comments of the Staff contained in the Third Comment Letter, which are set forth in full below, immediately preceding each response.

Background of the BioLargo Transactions, page 5

1.
We note your response to comment 5 in our letter dated January 26, 2007. In your revised disclosure, you state that you “[e]ngaged third party consultants who who informally confirmed [y]our management’s own belief that the value of the BioLargo Technology was in a range, even the lower end of which significantly exceeded the then-current value of 51% of [y]our common stock”. You further disclosed, “We did not seek a formal appraisal or fairness opinion of the value of the BioLargo Technology given our limited resources…” Please tell us whether the company received any type of report from the third party consultants that would fall under Item 14(b)(6) of Schedule 14A. If so, Item 14(b)(6) of Schedule 14A requires that you furnished the information required by Item 1015(b) of Regulation M-A.

Response: While the Registrant believes that the report it received from a third party consultant (erroneously referred to in the plural in the prior filing) does not fall under Item 14(b)(6) of Schedule 14A, the Registrant has modified its disclosure to provide the information required by Item 1015(b) of Regulation M-A. This disclosure appears under “Proposal One - Background of the BioLargo Transactions” on page 6, between the paragraphs commencing “In January 2005…” and “In April 2005…”  In furnishing this disclosure, the Registrant believes that it would not be meaningful or useful to investors to quantify the projections it supplied to Evans & Evans and that publicly providing such information in the proxy statement would in fact be subject to being misunderstood and potentially misused.

All projections are inherently imprecise, as they are based on a series of assumptions, any of which could turn out not to be correct. A change in any of those assumptions, individually or in the aggregate, could result in significantly different conclusions. It would not be possible to provide, in a meaningful context, all of the assumptions that went into the Registrant’s and IOWC’s thought process in preparing those projections more than two years ago.

Additionally, the Registrant‘s projections were only a starting point for the consultant, in the scope of its work as an independent consultant, to make adjustments that the independent consultant believed were appropriate to such projections as part of a discounted cash flow approach. The Registrant believes that the resulting valuation of the BioLargo Technology determined by the consultant, not the original projections of operations of the Registrant, is the meaningful metric for investors to make an investment decision about whether or not to approve the issuance of the shares to IOWC, when comparing a value of the BioLargo Technology in the range of $22.0 million against the market value of 51% of the common stock of the Registrant in the range of $200,000 before factoring any possible discount for restricted stock in a company with limited trading volume. Moreover, there is not a unitary projected value that the Registrant and IOWC derived to provide and compare with the $22.0 million consultant number, nor do the projections of the Registrant and IOWC attempt to value the BioLargo Technology. The projections prepared by the Registrant and IOWC were projections of operating results and the values calculated by the consultant were of the value of the BioLargo Technology, so comparing any such projections with the consultant’s end product would be comparing apples and oranges, as the two numbers do not directly relate.

Finally, the Registrant is concerned that quantifying its own projections in the proxy statement could lead to a misunderstanding on the part of some if the imprecise projections of results of operations are not achieved, and misuse by others that the Registrant made a material misrepresentation in the proxy statement by either quantifying the projections or failing to achieve such projections, despite the qualified nature of all projections. The Registrant may also be subject to claims that the regulatory safe harbor for forward-looking statements is not available to it in this context.

Please also note that, as a result of the new disclosure described above, we have made other conforming changes in other places in the proxy statement.

Please respond to the undersigned with any further comments or any other communications regarding the Third Comment Letter, the Second Comment or the First Comment Letter and the respective responses thereto.

Very truly yours,
/s/ Lance Jon Kimmel
Lance Jon Kimmel